UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40393

SQUARESPACE, INC.
(Exact name of registrant as specified in its charter)

 225 Varick Street, 12th Floor
New York, New York 10014
(646) 580-3456
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Explanatory Note: Effective as of October 17, 2024, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 8, 2024, by and among Squarespace, Inc. (“Squarespace”), Spaceship Purchaser, Inc. (“Parent”) and Spaceship Group MergerCo, Inc. (“Merger Sub”), Parent acquired Squarespace through the merger of Merger Sub into Squarespace, with Squarespace continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Squarespace, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SQUARESPACE, INC.
Date:	November 1, 2024	By:	/s/ Courtenay O’Connor
Courtenay O’Connor General Counsel and Secretary